BRF net income increases 109.4%, reaching R$2.2 billion in 2014

Better operating efficiency resulted in EBITDA of R$4.9 billion in the year, 56.4% greater than in 2013

São Paulo, February 26, 2015 – BRF more than doubled its net income in 2014 to R$2.2 billion, an increase of 109.4% over the same period last year.  EBITDA reached R$4.9 billion, 56.4% higher than 2013. Net operating revenue (NOR) totaled R$31.7 billion, an increase of 4.0% over 2013. The company’s performance was mainly driven by positive results in the international market, growth of sales points across Brazil and improved service quality.

The following analysis excludes the results from the dairy operations, presented on the balance sheet as discontinued operations, following the signature of the agreement for the sale of this segment to Lactalis. Net operating revenue grew by 4.4% in 2014 reaching R$29.0 billion, compared to R$27.8 billion in 2013, as a result of higher average prices in Brazil and international markets, as well as growth in volumes for the Food Service segment. BRF's global strategy of placing the final consumer at the center of its business, identifying the unique characteristics and trends in more than 120 countries where the company is present, has proved to be a success.

In 2014, the company also reduced its debt levels to close the fourth quarter with a net debt/ EBITDA ratio (last twelve months) of 1.04, compared to 2.17 in 4Q13.

The sale of the dairy business to Lactalis (for R$1.8 billion) is in line with the company's strategy to focus on its core businesses. Following this same view, the company entered into a strategic partnership with Frigorífico Minerva, which acquired BRF's cattle slaughtering plants in exchange for a stake in the company.

Also in line with its international expansion strategy, BRF acquired three  distributors in the Middle East during the year: Federal Foods in the United Arab Emirates; Al Khan Foods (AKF) in Oman, and Alyasra in the State of Kuwait.  The company also inaugurated a processed foods plant in Abu Dhabi with production capacity of up to 70,000 tons per year.  With this, the company strengthened its portfolio to better serve its operations in South and Southeast Asia, the Middle East and Africa. Finally, the company announced a joint venture with PT Indofood to explore the poultry and processed foods business in Indonesia.

BRAZIL

In 2014, NOR in Brazil amounted to R$13.9 billion, up 6.8% over the previous year. EBIT in Brazil reached R$1.8 billion, a 39.5% increase in comparison to 2013.

The Go-to-Market (GTM) process, consolidated in May, facilitated the relationship building with small retailers and enabled the gradual growth in volume by eliminating redundancies and improving productivity. Investments in systems, IT and personnel training also led to increased sales and efficiency. The OTIF (on time, in full) index used to measure the company’s service levels posted substantial improvement in 2014. The rationalization of operations, which eliminated 35% of the items (SKU), also helped reduce costs and increase gains in efficiency and speed.

INTERNATIONAL MARKET

International NOR totaled R$13.3 billion in 2014, up 1.5% over the previous year. With a view to focus on improving profitability in the international market, the Company adopted the strategy of reducing volume (down 12.3% from 2013), which was offset by an increase in average prices both in Brazilian reais terms (+15.7%) as well as in U.S. dollar terms (+6.2%).

Russia’s sanctions on poultry and pork from the United States, the European Union, Canada, Australia and Norway had a direct impact on trade flows and the price of proteins on the international market in the second half of the year.

FOOD SERVICES

In 2014, Food Service NOR grew 8.8% to R$1.7 billion. Volumes grew 9.7% in the year, while average prices remained relatively stable (-0.8%). The period was marked by increased sales to fast food chains, industrial kitchens and small businesses throughout the country. The market is undergoing a process of regulating informal businesses and the emergence of more structured restaurant chains, generating more opportunities for growth in this segment in 2015.

4Q14 RESULTS

Consolidated NOR in the quarter was R$8.0 billion, up 6.8% from 4Q13, driven by positive contributions from all business units. Key elements behind this performance were volume growth in Brazil and in the Food Services segment as well as improved average prices in the international market. Net income at the close of 4Q14 was R$991.0 million, 334.9% higher than in 4Q13. EBITDA reached R$1.8 billion in the quarter, 125.6% higher than in 4Q13.

DAIRY

Stand alone, the discontinued dairy operations posted NOR of R$2.7 billion, relatively stable compared to 2013 (-0.5%). The 11.2% increase in average prices was mostly offset by the 10.5% decrease in volume in the period. EBIT for the segment was R$120.6 million, up 90.4% in comparison with 2013´s EBIT of R$63.3 million. This result was mainly driven mainly by higher average prices in the period, combined with efficiency gains and increased dilution of expenses.

FULL YEAR 2014 NUMBERS (Excluding the results of Dairy operations)

R$ million

	2014	2013
Variation %

Net Operating Revenue	29,007	27,787	4.4
Brazil	13,935	13,050	6.8
International Market	13,325	13,132	1.5
Food Services	1,747	1,606	8.8
Gross Profit	8,509	6,910	23.1
Gross Margin	29.3%	24.9%	4.5 p.p.
EBIT	3,478	1,896	83.4
Net Income	2,135	1,015	110.3
Net Margin	7.4%	3.7%	3.7 p.p.
EBITDA	4,709	3,009	56.5
EBITDA Margin	16.2%	10.8%	5.4 p.p.
Earnings per Share*	2.46	1.17	111.1

(*) Earnings per Share (in R$) on a consolidated basis, excluding treasury shares

4TH QUARTER OF 2014 NUMBERS (Excluding the results of Dairy operations)

R$ million

	4Q14	4Q13
Variation %

Net Operating Revenue	8,047	7,535	6.8
Brazil	3,882	3,607	7.6
International Market	3,591	3,422	5.0
Food Services	574	507	13.3
Gross Profit	2,687	1,943	38.3
Gross Margin	33.4%	25.8%	7.6 p.p.
EBIT	1,406	488	188.4
Net Income	991	228	334.9
Net Margin	12.3%	3.0%	9.3 p.p.
EBITDA	1,762	781	125.6
EBITDA Margin	21.9%	10.4%	11.5 p.p.
Earnings per Share*	1.14	0.26	336.6

(*) Earnings per Share (in R$) on a consolidated basis, excluding treasury shares